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UNITED STATES	OMB Number: 3235-0145
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

Gold City Industries Ltd.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

380560 10 2

(CUSIP Number)

Melvin W. Smale

33344 Hodson Place,  Mission, BC Canada V2V 6J6 Tel: (604) 826-4842

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (11-02)

CUSIP No. 380560 10 2

(1)

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Melvin W. Smale

(2)

Check the Appropriate Box if a Member of a Group

   (a)

   (b)

(3)

SEC Use Only

(4)

Source of Funds

Not Applicable

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e)

(6)

Citizenship or Place of Organization

Canada

Number of

(7)

Sole Voting Power

Shares Beneficially

2,269,023

Owned by Each

Reporting Person

(8)

Shared Voting Power

With

-0-

(9)

Sole Dispositive Power

2,269,023

(10)

Shared Dispositive Power

-0-

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person

2,269,023

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)

Percent of Class Represented by Amount in Row (11)

8.9%

(14)

Type of Reporting Person

IN

1 Melvin Smale directly holds 1,952,356 shares of Common Stock.  Mr. Smale also holds 250,000 stock options, which entitle him to acquire 250,000 shares of Common Stock and 133,333 share purchase warrants, which entitle him to purchase 66,667 shares of Common Stock .

CUSIP No. 380560 10 2

Item 1. Security and Issuer

This statement relates to the common stock, no par value (the “Common Stock”), of Gold City Industries Ltd. (the “Company”), whose offices are located at 580 Hornby Street, Suite 550, Vancouver, British Columbia V6C 3B6 CANADA.

Item 2. Identity and Background

(a)

Melvin W. Smale

(b)

33344 Hodson Place, Mission, BC V2V 6J6 CANADA

(c)

Retired businessman and Director, Gold City Industries Ltd., 580 Hornby Street, Suite 550, Vancouver, British Columbia V6C 3B6 CANADA

(d)

I, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

I, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgement, decree or final order enjoining future violations, or prohibiting mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Canada

Item 3. Source and Amount of Funds or Other Consideration

The securities were purchased over a period of several years in the open market or through private placements with Gold City Industries Ltd. with personal funds.

Item 4. Purpose of Transaction

The purpose of the transactions is to acquire shares for investment purposes.

Item 5. Interest in Securities of the Issuer

(a)

Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page.

(b)

Shared versus sole voting and dispositive power.  See Items 7, 8, 9 and 10 of the applicable cover page.

(c)

Transactions since the initial Schedule 13D filing on December 13, 2002 are as follows:

(i)

On January 3, 2003 Melvin Smale purchased 5,000 shares of Common Stock on the open market priced at $0.19 per share and 5,000 shares of Common Stock priced at $0.20 per share;

(ii)

On January 8, 2003 Melvin Smale acquired 133,333 shares of Common Stock pursuant to a private placement transaction with the Company, priced at $0.15 per share;

(iii)

On February 13, 2003 Melvin Smale exercised share purchase warrants to acquire 28,000 shares of Common Stock at an exercise price of $0.18 per share;

(iv)

On February 14, 2003 Melvin Smale hypothecated 100,000 shares of Common Stock as security in a private transaction at a nominal price per share;

(v)

On February 18, 2003 Melvin Smale purchased 45,000 shares of Common Stock through a private transaction for $0.25 per share; and

(vi)

On March 17, 2003 Melvin Smale purchased 135,000 shares of Common Stock through a private transaction for $0.24 per share.

(d) Not applicable.

(e) Not applicable.

Item 6.

  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a stock option agreement with Gold City Industries Ltd. dated April 11, 2000, Mr. Smale, as a Director of the Company, was granted a stock option to purchase 100,000 common shares at an exercise price of $0.36 per share, with an expiry date of April 11, 2005 (filed as an exhibit with the initial Schedule 13-D filing dated December 13, 2002).

Pursuant to a stock option agreement with Gold City Industries Ltd. dated May 6, 2002, Mr. Smale, as a Director of the Company, was granted a stock option to purchase 150,000 common shares at an exercise price of $0.15 per share, with an expiry date of May 6, 2007 (filed as an exhibit with the initial Schedule 13-D filing dated December 13, 2002).

Pursuant to a private placement with Gold City Industries Ltd. dated March 26, 2002, Mr. Smale held 28,000 share purchase warrants entitling him to purchase 28,000 common shares at an exercise price of $0.18 per share, with an expiry date of April 29, 2003 (filed as an exhibit with the initial Schedule 13-D filing dated December 13, 2002). Mr. Smale exercised these share purchase warrants on February 13, 2003 as reported above in the amendment to Item 5.

Pursuant to a private placement with Gold City Industries Ltd. dated January 8, 2003, Mr. Smale holds 133,333 share purchase warrants entitling him to purchase 66,667 common shares at an exercise price of $0.20 per share, with an expiry date of December 31, 2003.

Item 7. Material to Be Filed as Exhibits

Exhibit 7.1

Share Purchase Warrant Agreement dated January 8, 2003 between Gold City Industries Ltd. and Melvin W. Smale, pursuant to a private placement whereby Melvin Smale is entitled to purchase 66,667 shares of Common Stock, at an exercise price of $0.20 per share, prior to December 31, 2003.CUSIP No. 380560 10 2

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2003

Date

/s/ Melvin W. Smale

Signature

Melvin W. Smale

Name